[redacted]

13025404

SI ... SSION

RECEIVED
SEC MAIL PROCESSING SECTION
JUL 2 9 2013
WASH. D.C.
193

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SEC FILE NUMBER
~~8-47997~~

8-52340

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/12 (MM/DD/YY) AND ENDING 05/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SVA FINANCIAL SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 JOHN Q. HAMMONS DRIVE
(No. and Street)

MADISON (City) WI (State) 53717 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK R. LANGWORTHY 608-826-2374
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN, EDWARDS & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

319 McCLANAHAN STREET SW (Address) ROANOKE (City) VA (State) 24014 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 7/30/13

CD 8/6/13

OATH OR AFFIRMATION

I, MARK R. LANGWORTHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVA FINANCIAL SERVICES LLC, as of MAY 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn before me this 6th day of June 2013.

CINDY BONG NOTARY PUBLIC STATE OF WISCONSIN

[Signature]
Notary Public
My commission expires 5-[illegible]-2017

[Signature]
Signature

CHIEF FINANCIAL OFFICER/FINOP
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SVA FINANCIAL SERVICES, LLC

Table of Contents

BROWNEDWARDS

certified public accountants

INDEPENDENT AUDITOR'S REPORT

To the Member of
SVA Financial Services, LLC
Madison, Wisconsin

Report on the Financial Statements

We have audited the accompanying balance sheets of SVA Financial Services, LLC (the "Company") as of May 31, 2013 and 2012, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

319 McClanahan Street, S.W. • P.O. Box 12388 • Roanoke, VA 24025-2388 • 540-345-0936 • Fax: 540-342-6181 • www.BEcpas.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SVA Financial Services, LLC as of May 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Brown, Edwards & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

Roanoke, Virginia
July 17, 2013

SVA FINANCIAL SERVICES, LLC
BALANCE SHEETS
AS OF MAY 31, 2013 AND 2012

	2013	2012
ASSETS		
CURRENT ASSETS		
Cash	$ 31,008	$ 64,727
Accrued revenue receivable	5,000	9,000
Prepaid expenses	4,099	3,065
Total Current Assets	40,107	76,792
	$ 40,107	$ 76,792
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ -	$ 20
Salary reimbursement payable to parent	-	33,927
Due to related party	1,003	1,010
Total Current Liabilities	1,003	34,957
MEMBER'S EQUITY		
Contributed capital	170,500	170,500
Accumulated deficit	(131,396)	(128,665)
	39,104	41,835
	$ 40,107	$ 76,792

See Notes to Financial Statements

SVA FINANCIAL SERVICES, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MAY 31, 2013 AND 2012

	2013	2012
INCOME		
Commission income	$ 63,139	$ 106,824
	63,139	106,824
OPERATING EXPENSES		
Salary reimbursement to parent, officers	9,741	42,999
Personnel expenses	3,265	6,625
Consulting expense	29,000	29,022
Other operating expenses	8,864	9,140
Administrative expenses	15,000	15,000
	65,870	102,786
NET (LOSS) INCOME	$ (2,731)	$ 4,038

SVA FINANCIAL SERVICES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED MAY 31, 2013 AND 2012

	Contributed Capital	Retained Earnings (Accumulated Deficit)	Total
BALANCE, MAY 31, 2011	$ 170,500	$ (132,703)	$ 37,797
Net income	-	4,038	4,038
BALANCE, MAY 31, 2012	170,500	(128,665)	41,835
Net loss	-	(2,731)	(2,731)
BALANCE, MAY 31, 2013	$ 170,500	$ (131,396)	$ 39,104

See Notes to Financial Statements

SVA FINANCIAL SERVICES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2013 AND 2012

	2013	2012
OPERATING ACTIVITIES		
Net (loss) income	$ (2,731)	$ 4,038
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities		
Increase (decrease) in cash due to changes in:		
Accrued revenue receivable	4,000	(9,000)
Due to related party	(7)	(240)
Prepaid expenses	(1,034)	104
Salary reimbursement payable to parent	(33,927)	18,508
Accrued expenses	(20)	(1,378)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(33,719)	12,032
NET (DECREASE)/INCREASE IN CASH	(33,719)	12,032
CASH, BEGINNING OF YEAR	64,727	52,695
CASH, END OF YEAR	$ 31,008	$ 64,727

See Notes to Financial Statements

NOTE 1 - ORGANIZATION

SVA Financial Services, LLC, (the "Company"), is registered as a limited broker-dealer with the U.S. Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA, formerly NASD). The Company was established in October of 1999; however, the Company did not commence its principal operations until June 16, 2000, when the Company received FINRA approval.

The Company is a wholly owned subsidiary of Diversified Services of Wisconsin, Inc. The Company's principal business is in the referral of prospective life, disability, malpractice, and other variable and annuity clients to other licensed FINRA firms in exchange for a portion of the commission earned from their sale. The Company is currently licensed to conduct business in the states of Wisconsin, Iowa, Illinois, Florida, and Arizona.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

For purposes of the statements of cash flows, cash is defined as demand deposits and certificates of deposit with an original maturity of three months or less.

Revenue Recognition

Commission revenue from the sale of variable life insurance and annuity contracts to referred clients is recognized in the period in which the commission is earned, as all contingencies related to the contract have been resolved. A receivable is recorded at year end based on an estimate of commissions earned but unpaid. No allowance for doubtful accounts is recorded as management estimates write-offs to be unlikely.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has adopted the provisions of FASB Accounting Standards Codification Topic ASC 740-10 (previously Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*) on June 1, 2009. The implementation of this standard had no impact on the financial statements. As of both the date of adoption, and as of May 31, 2013 and 2012, the unrecognized tax benefit accrual was zero.

The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company is no longer subject to Federal and state tax examinations by tax authorities for years before 2009.

Subsequent Events

The Company has evaluated subsequent events through July 17, 2013, the date which the financial statements were available to be issued.

(continued on next page)

NOTE 3 - NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At May 31, 2013 and 2012, the Company had net capital, as computed under the rule, of $30,005 and $29,770, respectively, and its ratio of aggregate indebtedness to net capital was 0.03 to 1 and 1.17 to 1, respectively.

NOTE 4 – INCOME TAXES

The Company is a Limited Liability Company whose member is taxed on its share of the Company's earnings. Therefore, no provision or liability for Federal or state income taxes related to the LLC is included in these financial statements.

NOTE 5 – SERVICE AGREEMENT

On February 7, 2000, the Company entered into a service agreement with Buchholz Planning Corporation (BPC). The terms of the agreement are for the Company to refer prospective life, disability, malpractice, and other insurance clients to BPC and, to a limited extent, assist BPC representatives in the offer and sale of insurance to those clients. In return, BPC will provide securities services to those clients and will compensate the Company for client referrals made to BPC and for its limited insurance sales assistance functions. Expenses incurred from the sale of these insurance contracts will be split equally if approved by both parties.

Commissions received from BPC represented approximately 94% and 96% of the total commissions earned for the years ended May 31, 2013 and 2012, respectively. Consulting expenses paid to BPC for services performed represented approximately 44% and 28% of the total expenses incurred by the Company for the years ended May 31, 2013 and 2012, respectively.

NOTE 6 – RELATED PARTY

Effective June 1, 2003, the Company entered into a management services agreement with an entity of common ownership, SVA Certified Public Accountants, S.C. (SVA). The agreement states that SVA agrees to provide the Company with all customary and appropriate administration and support services and benefits, including internal bookkeeping services, administrative staff, payroll services, office space, utilities and office equipment. Expenses paid to SVA totaled $15,000 for each of the years ended May 31, 2013 and 2012. These transactions, if consummated on an arm's length basis, could have a material impact on the financial statements.

The Company does not have any employees, however, the Company does reimburse the parent company, Diversified Services of Wisconsin, Inc., for an allocated portion of the salary of an employee of the parent who is responsible for managing the activities of the Company.

During the years ended May 31, 2013 and 2012, the parent company did not authorize any distributions of previously contributed member capital.

Amounts due to or due from related companies are for reimbursable amounts paid on behalf of or by the related company.

SVA FINANCIAL SERVICES, LLC

SUPPLEMENTARY INFORMATION

SVA FINANCIAL SERVICES, LLC **Schedule I**
COMPUTION OF NET CAPITAL PURSUANT TO RULE 15c-3-1
MAY 31, 2013

NET CAPITAL	
MEMBER CAPITAL	$ 39,104
DEDUCTIONS	(9,099)
NET CAPITAL	$ 30,005
MINIMUM NET CAPITAL REQUIREMENT PER RULE 15c-3-1 (a)(2)(vi) (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
AGGREGATE INDEBTEDNESS	$ 1,003
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.03 to 1

SVA FINANCIAL SERVICES, LLC

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c-3-3
MAY 31, 2013

The Company is exempt from Rule 15c-3-3 under paragraph k(2)(ii) and has obtained a waiver from the Financial Industry Regulatory Authority (FINRA, formerly NASD) to this effect and, accordingly, is not required to make the periodic computation or reserve requirements for the exclusive benefit of customers.

The Company was in compliance with the conditions of the exemption for the year ended May 31, 2013.

SVA FINANCIAL SERVICES, LLC

Schedule III

RECONCILIATION OF COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS

MAY 31, 2013

The Company operates on a fully disclosed basis under Rule 15c-3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus, no reconciliation is necessary.

SVA FINANCIAL SERVICES, LLC **Schedule IV**

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C-3-3

MAY 31, 2013

The Company is exempt from Rule 15c-3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

BROWNEDWARDS
certified public accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

To the Member of
SVA Financial Services, LLC
Madison, Wisconsin

In planning and performing our audit of the financial statements of SVA Financial Services, LLC (the "Company"), as of and for the year ended May 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession on control of all fully paid and excess margin securities of customers as required by Rule 15c 13-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Your Success is Our Focus

319 McClanahan Street, S.W. • P.O. Box 12388 • Roanoke, VA 24025-2388 • 540-345-0936 • Fax: 540-342-6181 • www.BEcpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Brown, Edwards & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

Roanoke, Virginia
July 17, 2013

SVA FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS
MAY 31, 2013 AND 2012